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SECURIT 14049108 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 42634

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DABBAH SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 EAST 46TH STREET
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE DABBAH 212 697-9870
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE (Address) WOODBURY (City) NY (State) 11797 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MK
KH 3/28

OATH OR AFFIRMATION

I, STEVE DABBAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DABBAH SECURITIES CORP., as of 31-Dec 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Title

Notary Public

GOHAR E. BABAZADEH
Notary Public, State of New York
No. 01BA6173831
Qualified in New York County
Commission Expires Sept. 04, 20 15

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DABBAH SECURITIES CORP.

Financial Statements

December 31, 2013

Dabbah Securities Corp.
Table of Contents
December 31, 2013

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
Dabbah Securities Corp.

Report on the Financial Statements

We have audited the accompanying financial statements of Dabbah Securities Corp. as of December 31, 2013, which comprise the statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act., and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dabbah Securities Corp. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 11, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Weisberg, Molé, Krantz & Goldfarb LLP

Woodbury, New York
February 14, 2014

DABBAH SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Marketable securites		809,920
Due from broker		660,385
Other assets		116,190
Furniture, equipment and improvements, net of accumulated depreciation of $319,538		-
Total assets	$	1,586,495

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	21,964
Due to broker		2,430
Due to stockholder		324,028
Total liabilities	$	348,422
STOCKHOLDER'S EQUITY		
Common stock, no par value; 10,000 shares authorized, 3,000 shares issued and outstanding	$	59,800
Additional paid-in-capital		1,010,000
Retained earnings		168,273
Total stockholder's equity	$	1,238,073
Total liabilities and stockholder's equity	$	1,586,495

The accompanying notes are an integral part of the financial statements.

DABBAH SECURITIES CORP.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

REVENUES	
Commissions	$ 486,088
Trading gains, net of losses	189,940
Other income	7,992
Interest and dividends	10,921
Total revenues	$ 694,941
EXPENSES	
Trading expenses and commissions	$ 138,840
Employee compensation and related	134,639
Professional fees	59,221
License and registration fees	6,022
Depreciation	13,226
Interest	9,186
Insurance	34,742
General, administrative and other	175,959
Total expenses	$ 571,835
Income before provision for income taxes	$ 123,106
Provision for income taxes	2,970
Net income	$ 120,136

The accompanying notes are an integral part of the financial statements.

DABBAH SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2013

	Shares	Common Stock	Additional Paid-In-Capital	(Accumulated Deficit) Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2013	3,000	$ 59,800	$ 1,010,000	$ 48,137	$ 1,117,937
Net income	-	-	-	120,136	120,136
Balance at December 31, 2013	3,000	$ 59,800	$ 1,010,000	$ 168,273	$ 1,238,073

The accompanying notes are an integral part of the financial statements.

DABBAH SECURITIES CORP.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 120,136
Adjustments to reconcile net income to net cash used in operating activities:	
Trading gains, net of losses	(189,940)
Depreciation	13,226
Cash flow from changes in assets and liabilities:	
Increase in due from broker	(10,377)
Increase in other assets	(11,058)
Increase in accounts payable and accrued expenses	3,795
Decrease in due to broker	(27,818)
Total adjustments	(222,172)
Net cash used in operating activities	$ (102,036)
CASH FLOWS FROM INVESTING ACTIVITIES	
Sales of marketable securities, net of purchases	$ 115,423
CASH FLOWS FROM FINANCING ACTIVITIES	
Decrease in due to stockholder	$ (14,145)
Net change in cash	$ (758)
Cash and cash equivalents at beginning of year	758
Cash and cash equivalents at end of year	$ -
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ 9,186
Income taxes paid	$ 2,970

The accompanying notes are an integral part of the financial statements.

Dabbah Securities Corp.

Notes to Financial Statements
December 31, 2013

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Dabbah Securities Corp. ("the Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the National Futures Association ("NFA").

Revenue Recognition

The Company's business consists substantially of commissions based on customer transactions and income from proprietary trading. Commission revenues are recorded on a trade date basis. The Company is a non-clearing broker and, accordingly, utilizes a clearing broker on a fully disclosed basis on applicable transactions.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 14, 2014, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with resultant unrealized gains or losses reflected in net income for the year. The financial statements reflect realized gains and losses on dispositions of investment securities on a trade date basis. The cost of marketable securities sold is determined on the specific identification method.

Good Faith Deposit

At December 31, 2013 the Company maintained Good Faith Deposits totaling $180,000 with former and current clearing/trading firms. The Company's active deposits are invested in money market funds which maintain a constant $1 per share value.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Income Taxes

The Company has elected to be treated as a Subchapter S Corporation for federal and state purposes and, as a result, will generally not be subject to corporate income taxes. The Company's shareholder is taxed on his proportionate share of the Company's income. However, New York City does not recognize S corporation status and, accordingly, local corporation income taxes will continue to be payable by the Company in addition to certain alternative and minimum taxes to various state agencies where applicable.

Due To/From Broker

The Company maintains proprietary trading positions in broker accounts. The balances in these accounts and the related margin balances are reflected as due to/from brokers in the accompanying financial statements.

NOTE 2 – FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided for on the straight-line basis using estimated useful lives. Depreciation expense for the year amounted to $13,226.

A summary of furniture and equipment is as follows:

Computer equipment	$ 166,442
Furniture and fixtures	72,834
Leasehold improvements	80,261
Total cost	319,537
Accumulated depreciation and amortization	(319,537)
Furniture and equipment, net	$ -

NOTE 3 - MARKETABLE SECURITIES

The Company's investments in marketable securities are held primarily for short-term trading profits and are classified as trading securities and are reflected at fair value. At December 31, 2013 marketable securities consisted of common stocks ($655,430), exchange traded products ($127,290) and options ($27,200).

NOTE 3 - MARKETABLE SECURITIES *(continued)*

Accounting Standards Codification 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified in accordance with professional standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities the Company has ability to access.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term through corroboration with observable market data.

Level 3 – Pricing inputs are unobservable for the asset or liability and rely on management's own assumptions. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Management considers all investments to be valued using Level 1 inputs.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $687,805 which was $587,805 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .51 to 1.

NOTE 5 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 6 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7 – CREDIT AND OFF BALANCE SHEET RISK

The Company receives its commission income from customer transactions on a monthly basis from its clearing brokers and, accordingly, is not exposed to credit risk. At certain times throughout the year the company may maintain bank account balances in excess of federally insured limits.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The company occupies office space under lease term executed by an affiliated company. Rent is charged between the affiliated companies according to an expense sharing agreement.

NOTE 9 – DUE TO STOCKHOLDER

As of December 31, 2013, the Company's stockholder has made short-term advances amounting to $324,028. These advances are due on demand without interest.

Supplementary Information

DABBAH SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As Of December 31, 2013

NET CAPITAL	
Total stockholder's equity	$ 1,238,073
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	$ 1,238,073
Additions: none	
Deductions:	
Non-allowable assets	$ (170,698)
Proprietary charges on commodities	(227,616)
Total deductions	$ (398,314)
Net capital before haircuts on securities positions	$ 839,759
Haircuts on securities	(151,954)
Net capital	$ 687,805
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 24,394
Due to stockholder	324,028
Total aggregate indebtedness	$ 348,422
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$ 23,228
Minimum dollar net capital requirement for reporting broker or dealer (B)	$ 100,000
Net capital requirement (greater of (A) or (B))	$ 100,000
Excess net capital	$ 587,805
Net capital less 120% of minimum required	$ 567,805
Ratio: Aggregate indebtedness to net capital	.51 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II A of Form X-17A-5 as of December 31, 2013)	
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$ 687,805
No differences	-
Net capital per above	$ 687,805

The accompanying notes are an integral part of the financial statements.

WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of
Dabbah Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Dabbah Securities Corp. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

1. The periodic computations of the minimal financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report recognizes that it is not practical in an organization the size of Dabbah Securities Corp. to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the information and use of Management, the Securities and Exchange Commission, the CFTC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 14, 2014

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

To the Board of Directors of
Dabbah Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Dabbah Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Dabbah Securities Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dabbah Securities Corp.'s management is responsible for Dabbah Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz + Goldfarb, LLP

Woodbury, New York
February 14, 2014

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042634 FINRA DEC
DABBAH SECURITIES CORP 6*6
6 E 46TH ST RM 300
NEW YORK NY 10017-2432

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

STEVE DABBAH 212-697-9870

2. A. General Assessment (item 2e from page 2)	$ 508.81
B. Less payment made with SIPC-6 filed (exclude interest)	(99.59)
______ Date Paid	
C. Less prior overpayment applied	(40.46)
D. Assessment balance due or (overpayment)	368.76
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	-
F. Total assessment balance and interest due (or overpayment carried forward)	$ 368.76
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 368.76
H. Overpayment carried forward	$(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

______
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ____ day of ______________, 20____.

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 694,941
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	395424
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	86808
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 9187	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	9,187
Total deductions	491,419
2d. SIPC Net Operating Revenues	$ 203,522
2e. General Assessment @ .0025	$ 508.81
	(to page 1, line 2.A.)